                                                                                                                                 Exhibit 99.3

Attention Business Editors:

Rogers Communications Completes Acquisition of Call-Net

Call-Net Forms New Board of Directors Following Acquisition by Rogers and
Announces Senior Leadership Changes

TORONTO, July 1 /CNW/ - Rogers Communications Inc. ("RCI") announced that it has completed the acquisition of Call-Net Enterprises Inc. ("Call-Net")
effective today. The acquisition of all of Call-Net's outstanding shares by
RCI was effected pursuant to a plan of arrangement that was announced on May
11, 2005. Under the arrangement, Call-Net common and class B shareholders are each receiving one RCI Class B Non-Voting share for every 4.25 Call-Net shares they hold.
As a result of the acquisition of Call-Net by RCI, Call-Net today announced the composition of its new Board of Directors. The new Directors,
who are also Directors of Rogers Communications Inc., are H. Garfield Emerson
Q.C., Ronald D. Besse, C. William D. Birchall, Peter C. Godsoe, O.C.,
Thomas I. Hull, Philip B. Lind, Nadir H. Mohamed, The Hon. David R. Peterson,
P.C., Q.C., Edward S. Rogers, O.C., Edward Rogers, Melinda M. Rogers, Loretta
A. Rogers, William T. Schleyer, John A. Tory, Q.C., J. Christopher C.
Wansborough and Colin D. Watson. All of the members of Call-Net's previous
Board have resigned.
Certain senior officers of Call-Net, including Bill Linton, previously
President and Chief Executive Officer, and Roy Graydon, previously Executive
Vice President and Chief Financial Officer, have resigned their respective positions at Call-Net however both will be continuing with the company and assisting with the integration of Call-Net into Rogers.

About the Companies:

Call-Net Enterprises Inc. is owned by Rogers Communications Inc. and, primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading
Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada.
Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including
33 municipalities and maintains network facilities in the U.S. and the U.K.
For more information, visit www.sprint.ca.

Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, telephony and data networking services and video retailing; and Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

%SEDAR: 00003765EF

For further information: (Investment Community): Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright@rci.rogers.com; For Further Information (Media): Taanta Gupta,
(416) 935-4727, taanta.gupta@rci.rogers.com;

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